

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2012

Via E-mail
Tsz-Kit Chan
Chief Financial Officer
QKL Stores Inc.
4 Nanreyuan Street
Dongfeng Road
Sartu District
Daqing, P.R. China 163311

     Re: **QKL Stores Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed March 31, 2011
              Form 10-Q for Fiscal Quarter Ended June 30, 2011
              Filed August 15, 2011
              Form 10-Q for Fiscal Quarter Ended September 30, 2011
              Filed November 14, 2011
              File No. 1-34498

Dear Mr. Chan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ William H. Thompson

                          William H. Thompson
                          Accounting Branch Chief